Exhibit 8.1

[Letterhead of Sullivan & Cromwell LLP]

April 11, 2024

Creative Media & Community Trust Corporation, 5956 Sherry Lane, Suite 700, Dallas, Texas 75225.

Dear Sirs:

We have acted as your United States federal income tax counsel in connection with the filing on April 11, 2024 of the Registration Statement on Form S-11 (the “Registration Statement”) by Creative Media & Community Trust Corporation, a Maryland corporation (“CMCT”).

In rendering this opinion, we have reviewed such documents as we have considered necessary or appropriate. In addition, in rendering this opinion, we have relied, without independent investigation as to certain factual matters, upon the statements and representations contained in certificates provided to us by CMCT dated April 11, 2024 (collectively, the “Certificates”).

In rendering this opinion, we have also assumed, with your approval, that (i) the statements and representations made in the Certificates are true, correct and complete, and (ii) each of the Certificates has been executed by appropriate and authorized officers.

Creative Media & Community Trust Corporation	-2-

Based on the foregoing and in reliance thereon and subject thereto and on an analysis of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations thereunder, judicial authority and current administrative rulings and such other laws and facts as we have deemed relevant and necessary, we hereby confirm our opinion that (i) the statements included in the Registration Statement under the heading “Material U.S. Federal Income Tax Consequences” have been reviewed by us and, insofar as such statements constitute matters of U.S. federal income tax law, are correct in all material respects and (ii) commencing with CMCT’s taxable year ended December 31, 2014, CMCT has been organized in conformity with the requirements for qualification as a real estate investment trust under the Code, CMCT’s manner of operations has enabled CMCT to satisfy the requirements for qualification as a real estate investment trust for taxable years ending on or prior to the date hereof, and CMCT’s proposed method of operations will enable CMCT to satisfy the current requirements for qualification and taxation as a real estate investment trust under the Code for subsequent taxable years.

This opinion represents our legal judgment, but it has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the Internal Revenue Service or a court.

Creative Media & Community Trust Corporation	-3-

CMCT’s qualification as a real estate investment trust will depend upon the continuing satisfaction by CMCT of the requirements of the Code relating to qualification for real estate investment trust status, which requirements include those that are dependent upon actual operating results, distribution levels, diversity of stock ownership, asset composition, source of income and record keeping. We have not monitored and do not undertake to monitor whether CMCT actually has satisfied or will satisfy the various real estate investment trust qualification tests.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and to the references to us under the headings “Material U.S. Federal Income Tax Consequences” and “Legal Matters” included in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Sincerely,

/s/ Sullivan & Cromwell LLP